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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                               LENOX BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526253109
                  ---------------------------------------------
                                 (CUSIP Number)

    John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 12, 1999
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.






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                                  SCHEDULE 13D
CUSIP No.  526253109

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       John C. Lame
--------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP                                  (a) /_/
                                                                         (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF            31,583
       SHARES     --------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY
        EACH      --------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON              31,583
        WITH      --------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       31,583 shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       7.96%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.     Security and Issuer
            -------------------

      This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Lenox Bancorp, Inc. (the "Company"), an Ohio corporation, having its principal executive offices at 5255 Beach Street, St. Bernard, Ohio 45217.

Item 2.     Identity and Background
            -----------------------

            (a) This statement is being filed on behalf of John C. Lame (the "Reporting Person").

            (b)   The  Reporting   Person   resides  at  1260  Hayward   Avenue,
                  Cincinnati, Ohio 45208.

            (c) The Reporting Person is a director of the Company and its wholly-owned subsidiary, Lenox Savings Bank (the "Bank"), which has the same principal executive office as the Company, and a Partner of J.C. Bradford & Co., a brokerage company, and a Principal of Fitzgerald Lame Group, a financial planning and consulting company, which are both located at 312 Walnut Street, Suite 100, P.O. Box 5734, Cincinnati, Ohio 45201-5734.

            (d)   The  Reporting  Person  has not been  convicted  in a criminal
                  proceeding    (excluding   traffic   violations   or   similar
                  misdemeanors) during the last five years.

            (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was he or is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   The Reporting Person is a United States citizen.



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Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      A schedule of the shares, dates, and prices per share for the awarding of Common Stock and purchases of Common Stock by the Reporting Person within the last 60 days is listed below. The amount of consideration ($224,599.25) used to acquire the aggregate of 12,307 shares purchased by the Reporting Person was derived from personal funds. No part of the price paid for shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting securities. The additional 426 shares represent awards granted under the Lenox Bancorp, Inc. 1997 Incentive Plan.


                                    NO. OF
                                    ------
     REGISTRATION                   SHARES     PRICE       WHERE         HOW
     ------------                   ------     -----       -----         ---
      OF SHARES           DATE     ACQUIRED  PER SHARE   TRANSACTED   TRANSACTED
      ---------           ----     --------  ---------   ----------   ----------

John C. Lame            12/21/98       426       N/A         LNXC         (1)
                        01/29/99     1,000     $18.25        OTC          (2)
                        01/29/99       600     $18.00        OTC          (2)
                        01/29/99     1,207     $17.75        OTC          (2)
                        02/11/99     3,000     $18.50        OTC          (2)
                        02/12/99     6,500     $18.25        OTC          (2)
-----------------

(1) Shares represent awards granted pursuant to the Lenox Bancorp, Inc. 1997 Incentive Plan.
(2) Transactions effected in the over-the-counter market through standard brokerage accounts.




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Item 4.     Purpose of Transaction
            ----------------------

    The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

    Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) The Reporting Person beneficially owns 31,583 shares, representing 7.96% of the outstanding shares of the Company, based upon reporting outstanding shares of 396,729 at November 13, 1998.

      The beneficially owned shares include 426 shares underlying stock awards granted under the Company's 1997 Incentive Plan which the Reporting Person currently has the right to acquire.

      (b) Of the shares referred to in Item 5(a), the Reporting Person has the sole power to vote 31,583 of the shares.

      (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

      (e) Not applicable.


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Item 6.     Contracts,  Arrangements,  Understandings,  and  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      The Reporting Person is a Director of the Company and the Bank and has entered into an agreement with the Company pursuant to the Company's 1997 Incentive Plan. The Plan awarded the Reporting Person 426 shares of the Company's Common Stock. The Plan also grants the Reporting Person non-statutory stock options to purchase 1,277 shares of the Company's Common Stock at an exercise price of $17.00. The options become exercisable in five equal installments beginning on December 21, 1999, the first anniversary of the date of the grant.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      The Company's 1997 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8 filed with the SEC on July 22, 1998 (File No. 333-59605).

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                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


February 19, 1999                         By: /s/ John C. Lame
                                              --------------------------
                                              John C. Lame










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